

July 26, 2012

<u>Via E-mail</u>
Paul Tufano
Chief Financial Officer
Alcatel-Lucent
3 avenue Octave Gréard
75007 Paris, France

   Re: **Alcatel-Lucent**
       Form 20-F for the Year Ended December 31, 2011
       Filed March 21, 2012
       File No. 001-11130

Dear Mr. Tufano:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Larry Spirgel

            Larry Spirgel
            Assistant Director

cc: <u>Via E-mail to</u>
    Lauren K. Boglivi, Esq.
    Proskauer Rose LLP